SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-892
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
GOODRICH CORPORATION SAVINGS PLAN FOR ROHR EMPLOYEES
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

REQUIRED INFORMATION
1.	Audited Financial Statements and Supplemental Schedule of the Goodrich Corporation Savings Plan for Rohr Employees Including:

The Report of Independent Registered Public Accounting Firm; Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007; and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION SAVINGS PLAN FOR ROHR EMPLOYEES
/s/ Kevin P. Heslin
Kevin P. Heslin
Chairman of Goodrich Corporation Benefit Design and Administration Committee

May 29, 2009

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Goodrich Corporation Savings Plan for Rohr Employees
December 31, 2008 and 2007, and year ended December 31, 2008 with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Savings Plan for Rohr Employees
Audited Financial Statements and Supplemental Schedule
December 31, 2008 and 2007 and
year ended December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Goodrich Corporation
Benefit Design and Administration Committee
We have audited the accompanying statements of net assets available for benefits of Goodrich Corporation Savings Plan for Rohr Employees as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Charlotte, North Carolina
May 29, 2009

Goodrich Corporation Savings Plan for Rohr Employees
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Investments, at fair value (Note 3)	$62,030,571	$89,418,725

Net assets available for benefits	$62,030,571	$89,418,725

See accompanying notes to financial statements.

Goodrich Corporation Savings Plan for Rohr Employees
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

Additions
Investment income (loss):
Interest	$189,338
Dividends	1,885,300
Net appreciation (depreciation) in aggregate fair value of investments (Note 3)	(29,738,881)

(27,664,243)

Contributions from:
Participants	5,305,575
Goodrich Corporation	1,666,451

6,972,026

Total additions (subtractions)	(20,692,217)

Deductions
Benefit payments	6,769,270
Administrative expenses	32,626

Total deductions	6,801,896

Trust to trust transfers, net (Note 1)	105,959

Net decrease	(27,388,154)

Net assets available for benefits at beginning of year	89,418,725

Net assets available for benefits at end of year	$62,030,571

See accompanying notes to financial statements.

Goodrich Corporation Savings Plan for Rohr Employees
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
The following description of Goodrich Corporation Savings Plan for Rohr Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution 401(k) plan, first made effective January 1, 1966, and restated, as of December 1, 2001. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The purposes of the Plan are to provide eligible employees with the opportunity to accumulate personal savings on a pre-tax and after-tax basis with the assistance of Rohr, Inc. (the “Company”), which was acquired by Goodrich Corporation (“Goodrich”), formerly The B.F. Goodrich Company, and to permit participants to direct investment of their savings among a broad spectrum of investment funds, including a Goodrich stock fund, which shall be held for their benefit in the Plan.
During 2008, the fair value of net trust to trust transfers of assets into the Plan totaled $105,959, which related to employees moving from salary status to Rohr union status.
Participation in the Plan
The Plan generally covers employees covered by a collective bargaining agreement expressly providing for their participation. Such employees are eligible to participate as of their date of hire.
Contributions
Participants may make contributions up to 25% of their qualified gross pay, as defined in the Plan document. Maximum pre-tax participant contributions (which are limited by Internal Revenue Service regulations) were $15,500 for 2008. Goodrich contributes to each participating employee’s account an amount equal to 75% of the first 4% of pre-tax participant contributions. Participants age 50 or older can contribute pre-tax “catch-up” contributions to the Plan, subject to limitations.
Vesting Provisions
Participants vest 20% in Goodrich’s contributions and earnings thereon for each year in which they work at least 1,000 hours and are fully vested after five years.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and Goodrich’s contributions. The accounts are further adjusted for allocations of the Plan’s investment income or losses and administrative expenses.
Benefit Payments
Under the Plan, a participating employee or his or her legal successors will be entitled to a cash distribution of the vested value of the investments held in his or her account upon retirement, death, entry into the armed forces, permanent and total disability, layoff or termination for other reasons. Participants separating from service who meet certain requirements have the option of deferring distribution of the vested value of his or her account until age 70 1/2. Participants may elect to have Goodrich Stock Fund distributions paid in shares, with residual amounts (fractional shares) paid in cash. Distributions are paid in cash unless stock is requested.
A participant may make an in-service withdrawal, not more than once each Plan year, of an amount equal to all or a portion of the value of the vested portion of investments held in the participant’s account attributable to the participant’s after-tax and rollover contributions and Goodrich’s contributions subject to certain conditions set forth in the Plan document.
A participant may make an in-service withdrawal of his or her pre-tax contributions upon incurring a financial hardship, subject to certain conditions as set forth in the Plan document.

Goodrich Corporation Savings Plan for Rohr Employees
Notes to Financial Statements
December 31, 2008
Forfeiture of Interest
Upon a participant’s separation from service, the portion of investments attributable to contributions made by Goodrich which have not vested shall remain in such accounts. Such nonvested amounts shall be forfeited on the date which is the earlier of the participant receiving a full distribution of the vested portion of the account balance or 60 consecutive months after separation from service. If the participant is rehired before such forfeiture, the nonvested portion shall remain in the participant’s account.
All amounts forfeited under the Plan will remain in the Plan and be used to reduce future contributions to the Plan by Goodrich. If the Plan is terminated, any forfeited amounts not yet applied against Goodrich contributions will accrue ratably to the remaining participants in the Plan at the date of termination.
Participant Loans
Participant loans consist of general purpose and principal residence loans. General purpose loans have terms ranging from 1 to 5 years and provide fixed interest rates based upon the federal short-term rate, which ranged from 1.23% to 11.5% during 2008. Principal residence loans have terms ranging from 1 to 15 years and provide fixed interest rates based upon the federal long-term rate, which ranged from 2.74% to 8.96% during 2008. Under either type of loan, participants may borrow up to 50% of the value of their vested account balance up to a maximum of $50,000. The minimum a participant may borrow is $500. In general, participant loans are repaid in equal bi-weekly installments through payroll deductions and are secured by the participant’s interest in the Plan.
Plan Termination
The Company expects the Plan to be permanent and to continue indefinitely, but since future conditions affecting the Company cannot be anticipated or foreseen, the Company reserves the right in its sole discretion to amend, modify or terminate the Plan at any time. Upon termination of the Plan, the entire amount of each participant’s account (including that portion of the account attributable to Goodrich’s contributions which would not otherwise be vested) shall become 100% vested and nonforfeitable.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements are prepared on the accrual basis of accounting.
New Accounting Standard
On January 1, 2008 the Plan adopted Statement of Financial Accounting Standards No. 157 (SFAS 157) for its investments recognized at fair value. The adoption of SFAS 157 did not have a material impact on the Plan’s financial statements. SFAS 157 defines fair value as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also describes three levels of inputs that may be used to measure fair value:
Level 1 — quoted prices in active markets for identical assets and liabilities;
Level 2 — observable inputs other than quoted prices in active markets for identical assets and liabilities; and
Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measurement at fair value.
Mutual Funds
Plan investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at the end of the year.

Goodrich Corporation Savings Plan for Rohr Employees
Notes to Financial Statements
December 31, 2008
Goodrich Stock Fund
The Goodrich Stock Fund is a unitized separate account comprised of common stock of Goodrich and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.
Participant Loans
Participant loans are valued at their outstanding balance, which approximates fair value.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
3. Fair Value of Financial Investments, Carried at Fair Value
The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2008	2007
Fidelity Management & Research Corp Retirement Money Market Portfolio	$18,235,078	$11,601,198
Fidelity Management & Research Corp Growth and Income Portfolio	6,731,873	17,154,293
Fidelity Management & Research Corp Short-Term Bond Portfolio	6,603,362	7,220,661
Fidelity Management & Research Corp Magellan Fund	3,756,102	8,042,351
Goodrich Corporation Common Stock Fund	3,724,854	7,333,067
Fidelity Management & Research Corp Contrafund	** 2,751,533	5,265,055
Janus International Holding LLC Overseas Fund	** 2,642,181	6,476,059

**	Amounts do not represent 5 percent or more of the Plan’s net assets in 2008.
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value $(29,738,881) as follows:

Registered Investment Companies	$(26,513,131)

Goodrich Corporation Common Stock Fund	(3,225,750)

$(29,738,881)

See “New Accounting Standard” in Note 2 above for discussion of the methodologies and assumptions used to determine the fair value of the Plan’s investments.
Below are the Plan’s financial instruments carried at fair value on a recurring basis by the SFAS 157 fair value hierarchy levels described in Note 2.

Goodrich Corporation Savings Plan for Rohr Employees
Notes to Financial Statements
December 31, 2008

	Balance				Balance
	December 31,				December 31,
	2008	Level 1	Level 2	Level 3	2007	Level 1	Level 2	Level 3
				(Dollars in millions)
Investments:

Mutual Funds	$53.5	$53.5	$—	$—	$77.7	$77.7	$—	$—
Goodrich Stock Fund	3.7	—	3.7	—	7.3	—	7.3	—
Participant Loans	4.8	—	—	4.8	4.4	—	—	4.4

Investments, at fair value	$62.0	$53.5	$3.7	$4.8	$89.4	$77.7	$7.3	$4.4

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

	Fair Value	Loan Repayment		Fair Value
	January 1,	(Principal and		December 31,
	2008	Interest)	Loan Withdrawals	2008
	(Dollars in millions)

Participant Loans	$4.4	$(1.8)	$2.2	$4.8
4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated August 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
5. Transactions with Parties-in-Interest
Goodrich pays certain legal and accounting expenses of the Plan. Other than as described above or pursuant to the Trust Agreement with Fidelity Investments, the Plan has had no agreements or transactions with any parties-in-interest that are prohibited transactions under ERISA section 3(14).
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Subsequent Event
On May 12, 2009, the Plan resolved to merge the participants and assets of the Plan into the Goodrich Corporation Employees’ Savings Plan effective midnight of June 30, 2009. Assets transferred on this date will become immediately vested in the Goodrich Corporation Employees’ Savings Plan.

Supplemental Schedule
Goodrich Corporation Savings Plan for Rohr Employees
EIN 95-1607455 Plan-003
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issue,	Description of Investment
Borrower, Lessor,	Including Maturity Date, Rate of	Current
or Similar Party	Interest, Par or Maturity Value	Value

Fidelity Management & Research Corp	FIDELITY RETIRE MMKT*	18,235,078
Fidelity Management & Research Corp	FID GROWTH & INCOME*	6,731,873
Fidelity Management & Research Corp	FID SHORT TERM BOND*	6,603,362
Fidelity Management & Research Corp	FIDELITY MAGELLAN*	3,756,102
Goodrich Corporation	EMPLOYER STOCK FUND*	3,724,854
Fidelity Management & Research Corp	FID CONTRAFUND*	2,751,533
Janus International Holding LLC	JANUS OVERSEAS	2,642,181
Fidelity Management & Research Corp	FID BLUE CHIP GROWTH*	2,014,322
Janus International Holding LLC	JANUS WORLDWIDE	1,674,824
Fidelity Management & Research Corp	FID ASSET MGR 50%*	1,475,706
Fidelity Management & Research Corp	FID INDEPENDENCE*	1,410,952
Fidelity Management & Research Corp	FID ASSET MGR 70%*	1,335,156
Fidelity Management & Research Corp	SPARTAN US EQ INDEX*	1,161,994
Fidelity Management & Research Corp	FID PURITAN*	975,558
Fidelity Management & Research Corp	FID ASSET MGR 20%*	855,160
Fidelity Management & Research Corp	FID OVERSEAS*	593,481
Fidelity Management & Research Corp	FID DISCIPLINED EQTY*	489,697
Founders Asset Management LLC	DREY FNDRS EQ GROWTH A	367,679
Fidelity Management & Research Corp	FID EQUITY INCOME II*	328,098
Neuberger Berman, LLC	NB GUARDIAN TRUST	89,860
Fidelity Management & Research Corp	STPARTAN INTL INDEX	718

		57,218,188

Loans to participants*	Interest rates range from 1.23% to 11.5% with various maturity dates	4,812,383

	TOTAL	$62,030,571

*	Indicates party-in-interest to the Plan.

Note:	Cost information has not been included above because all investments are participant directed.

EXHIBIT INDEX
23	Consent of Independent Registered Public Accounting Firm — Ernst & Young LLP